AB 3/6

SECU 08028347 ISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41367

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Du Pasquier & Co, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Battery Park Plaza
(No. and Street)

New York (City) NY (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Moran (212) 624-3163
(Area Code – Telephone Number)

SEC Mail Processing Section

B. ACCOUNTANT IDENTIFICATION

FEB 2 8 2008

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alperin, Nebbia & Associates, CPA, PA
(Name – *if individual, state last, first, middle name*)

Washington, DC 102

375 Passaic Avenue, Suite 200 (Address) Fairfield (City) NJ (State) 07004 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 3 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/11/08

AFFIRMATION

I, Chris Moran, affirm that, to the best of my knowledge and belief, the accompanying financial statements for the year ended December 31, 2007 and supplemental schedules pertaining to du Pasquier & Co., Inc. as of December 31, 2007 are true and correct. I further affirm that neither the company nor any principal officer has any proprietary interest in any account classified solely as that of a customer.

____
Signature Date

V.P.
Title

Subscribed and Sworn to before me

on this 27 day of February, 2008.

____
Notary Public

Leisa-Marie Quiles
Notary Public of New Jersey
My Commission Expires Nov. 10, 2008

DU PASQUIER & CO., INC.
(S.E.C. NO. 8-41367)

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2007
AND
SUPPLEMENTARY REPORT ON INTERNAL CONTROL

****

This report is filed as a PUBLIC document in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

DU PASQUIER & CO., INC.
(S.E.C. NO. 8-41367)

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2007
AND
SUPPLEMENTARY REPORT ON INTERNAL CONTROL

****

This report is filed as a PUBLIC document in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

DU PASQUIER & CO., INC.

TABLE OF CONTENTS

ALPERIN, NEBBIA
& ASSOCIATES, CPA, PA

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973/808-8801
Fax 973/808-8804

Steven J. Alperin, CPA
Vincent S. Nebbia, CPA

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
du Pasquier & Co., Inc.

We have audited the accompanying statement of financial condition of du Pasquier & Co., Inc. as of December 31, 2007 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards of the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the Statement of Financial Condition presents fairly, in all material respects, the financial position of du Pasquier & Co., Inc. at December 31, 2007 in conformity with generally accepted accounting principles of the United States of America.

ALPERIN, NEBBIA & ASSOCIATES, CPA, PA

Alperin, Nebbia
& Associates, CPA, PA

Fairfield, NJ
February 19, 2008

DU PASQUIER & CO., INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Current Assets:		
Cash and cash equivalents	$	790,286
Due from clearing broker		888,523
Marketable securities - at market value		701,525
Prepaid expenses		89,810
Total current assets		2,470,144
Property and equipment, net		46,910
Other Asset:		
Other receivables		454,827
Total Assets	$	2,971,881

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:		
Accrued compensation payable	$	191,760
Accounts payable and other liabilities		152,451
Due to clearing broker		417,606
Deferred income taxes payable		27,542
Total current liabilities		789,359
Commitments and Contingencies		
Stockholder's Equity		
Common stock, no par value; 200 shares authorized; 15 shares issued and outstanding		100,000
Retained earnings		2,082,522
Total stockholder's equity		2,182,522
Total Liabilities and Stockholder's Equity	$	2,971,881

See independent auditor's report and the accompanying notes to the statement of financial condition.

DU PASQUIER & CO., INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

Note A – Organization and Significant Accounting Policies

Nature of Business

du Pasquier & Co., Inc. (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers. The Company was formed in New York on June 12, 1991. The Company provides brokerage services to both institutional and individual investors and, as required by Rule 15c3-3, clears its securities transactions on a fully disclosed basis through a clearing broker-dealer. The clearing broker carries all of the customer accounts and maintains and preserves all related books and records.

Cash and Cash Equivalents

Cash and cash equivalents include investments in mutual funds invested in money market sweep account funds and short-term foreign investments. Cash and cash equivalents, also includes cash held in foreign bank accounts in the amount of $325,973.

Excess Concentration

At December 31, 2007, the Company had cash and money market balances in excess of insured limits with various financial institutions. The amount in excess of insured balances was $690,286.

Securities Transactions

Agency transactions are cleared through Pershing LLC ("Pershing") and are recorded on a trade date basis when commission revenues and expenses also recorded. Securities transactions for the Company's own accounts are recorded on trade date.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value.

Property and Equipment

Property and equipment is stated at cost. Expenditures for maintenance and repairs are expensed currently, while renewals and betterments extend the life of an asset are capitalized. The costs of assets sold, retired, or otherwise disposed of, and the related allowance for depreciation, are eliminated from the accounts, and any resulting gain or loss is recognized. Depreciation is provided on accelerated and straight-line methods over lives ranging from 3 to 5 years.

Revenue Recognition

Commissions revenue includes revenue resulting from executing stock exchange listed securities, over-the counter securities and other transactions as agent for the Company's clients.

Commissions revenues and related clearing expenses are recorded on a trade date basis as securities transactions occur. Commissions earned could vary based on a number of factors, including performance of the financial markets traded by the Company's clients.

Note A – Organization and Significant Accounting Policies (continued)

Income Taxes

The Company, with the consent of its shareholder, elected on August 1, 1999 under the Internal Revenue Code and applicable New York State statutes to be an S Corporation. In lieu of corporation income taxes, the shareholder of an S Corporation is taxed on their share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements. The provision for income taxes includes taxes owed to New York City.

Deferred Taxes

Deferred tax liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and their respective tax basis. Deferred tax liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Temporary differences relate primarily to provisions established for unrealized gains on investments.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Note B – Marketable Securities

As of December 31, 2007, the Company owned 9,000 shares of NASDAQ common stock with a fair market value of $445,410 and a cost of $134,200. The total unrealized gain with respect to these securities at December 31, 2007 was $311,210.

Note C – Property and Equipment

Property and equipment consist of the following:

Office equipment	$ 57,347
Computer software	35,875
Furniture and fixtures	30,000
Computer equipment	5,336
	128,558
Less: accumulated depreciation	81,648
Property and equipment, net	$ 46,910

Note D – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007 the Company had net capital of $1,324,942, which was $1,224,942 in excess of its required net capital of $100,000. The Company's net capital ratio was 0.38 to 1.

Note E – Pension Plans

The Company has a 401(k) plan that covers substantially all employees. Participating employees may elect to contribute, on a tax-deferred basis, a portion of their compensation in accordance with Section 401(k) of the Internal Revenue Code. The Company is under no obligation to make contributions to the plan. There was no charge to operations under the plan for the year ended December 31, 2007.

Note F – Commitments and Contingencies

The Company occupies office space in Paris, France under a month-to-month lease.

The Company occupies office space in New York, NY under a month-to-month lease.

The Company uses Pershing to process its securities transactions and to provide custodial and other services. The Company pays a fee on a percentage of revenue basis for securities transactions executed and cleared by Pershing and interest on balances owed to Pershing. At times, the Company has significant money balances on deposit with Pershing.

ALPERIN, NEBBIA
& ASSOCIATES, CPA, PA

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973/808-8801
Fax 973/808-8804

Steven J. Alperin, CPA
Vincent S. Nebbia, CPA

To The Board of Directors
du Pasquier & Co., Inc.

Dear Sirs:

In planning and performing our audit of the financial statements of du Pasquier & Co., Inc. (the "Company") for the year ended December 31, 2007, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(a)(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies, procedures and of the practices referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because if changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following condition involving the accounting system and internal control structure:

The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

The foregoing condition was considered in determining the nature, timing, and extent of audit procedures to be performed in our audit of the financial statements for the year ended December 31, 2007, and this report does not affect our report thereon dated February 19, 2008.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph and of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that, except for the effect, if any, of the condition indicated in the preceding paragraph, the Company's practices and procedures were adequate at December 31, 2007 to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which may rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

ALPERIN, NEBBIA & ASSOCIATES, CPA. PA

Alperin, Nebbia & Associates, CPA, PA

Fairfield, New Jersey
February 19, 2008

END